Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 S. Seventh Street Minneapolis, Minnesota 55402
+1 612 766 7000 main
+1 612 766 1600 fax

By EDGAR

January 11, 2022

Melissa Gilmore
Andrew Blume

Sherry Haywood

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:         FGI Industries, Ltd.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 3, 2022

File No. 333-259457

Dear Ms. Gilmore and Mr. Blume:

On behalf of FGI Industries Ltd. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated January 10, 2022 (the “Comment Letter”), to Amendment No. 4 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 3, 2022.

The Company is concurrently submitting via EDGAR an Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Comment Responses

Amendment No. 2 to Form S-1 Filed January 3, 2022

January 11, 2022

Prospectus Cover Page, page i

1.       We note your disclosure on page 86 that Foremost Groups Ltd. will beneficially own 71.8% of the company's shares and disclosure in the Summary that Foremost will continue to exercise significant control over the company after the offering. Please disclose on the prospectus cover and in the summary the percent of the voting power that Foremost Groups Ltd. will control after completion of the offering. Please also disclose on the prospectus cover and in the summary whether you will be considered to be a controlled company and whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Registration Statement to reflect the expectation that Foremost Groups Ltd. will hold approximately 72% of the voting power of the Company’s ordinary shares upon the closing of the offering and to clarify that while the Company will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market LLC, it does not currently expect to rely upon the “controlled company” exemptions.

Prospectus Summary

Recent Developments, page 6

2.       We note your statement in your disclosure that your "actual results may differ materially from these estimates due..." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement to indicate that actual results are not expected to vary materially from the estimated preliminary results.

Should you have any questions, please feel free to contact me at 612.766.8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman

Jonathan Zimmerman

Enclosures

cc:        John Chen, FGI Industries, Ltd.